SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X_   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended
December 31, 2008

or

__   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 for the transition period from
_____ to _____

Commission File Number 33-35050

A.   Full title of the plan and the address of the plan, if different from that of the issuer
named below:

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601

The Exhibit Index is on page 18 of the sequentially numbered pages.

REQUIRED INFORMATION

The following financial statements and schedules of the Wisconsin Public Service Corporation Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,
Supplemental Schedules as of and for the
Year Ended December 31, 2008, and Report of
Independent Registered Public Accounting Firm

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Integrys Energy Group, Inc.
Employee Benefits Administrator Committee:

We have audited the accompanying statements of net assets available for benefits of Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) transactions in excess of five percent of the current value of Plan assets for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, WI
June 15, 2009

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments — at fair value:		
Common stock of Integrys Energy Group, Inc.	$107,977,723	$120,443,541
Money market fund	2,338	1,907
Mutual funds	1,195,437	-
Common collective trust	657,243	-
Total investments	109,832,741	120,445,448
Employer contribution receivable	892,711	437,443
NET ASSETS AVAILABLE FOR BENEFITS — at fair value	110,725,452	120,882,891
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	36,784	-
NET ASSETS AVAILABLE FOR BENEFITS	$110,762,236	$120,882,891

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:		
Employer contributions	$ 13,806,791	$ 9,119,899
Investment income (loss):		
Dividend income	6,447,809	5,836,311
Interest income	644	1,343
Net depreciation in fair value of investments	(21,200,846)	(5,285,125)
Total investment income (loss)	(14,752,393)	552,529
DEDUCTIONS:		
Distributions to participants	8,785,973	11,551,634
Dividend distributions	389,080	342,094
Total deductions	9,175,053	11,893,728
NET DECREASE	(10,120,655)	(2,221,300)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	120,882,891	123,104,191
End of year	$ 110,762,236	$ 120,882,891

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. **DESCRIPTION OF THE PLAN**

    The following brief description of the Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

    General — Wisconsin Public Service Corporation (the "Company"), a wholly owned subsidiary of Integrys Energy Group, Inc. ("Integrys"), established the Plan effective January 1, 1975, as a defined contribution employee stock ownership plan. The Plan invests principally in Integrys common stock. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

    Overall responsibility for administering the Plan rests with the Employee Benefits Administrator Committee (the "Committee") which consists of Integrys employees. Wells Fargo Bank N.A. ("Trustee") is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investments and management of such assets. The Trustee is also the record keeper for the Plan and maintains the individual participant accounts.

    Merger — On February 21, 2007, Wisconsin Public Service Corporation's parent, Integrys, merged with Peoples Energy Corporation ("Peoples Energy"). Peoples Energy became a wholly owned subsidiary of Integrys.

    Plan Amendments – The Plan was amended on January 1, 2008 in accordance with the provisions of the Pension Protection Act of 2006. The Plan now offers mutual fund and common collective trust investment options so that participant investment diversification can occur within the Plan (rather than through a transfer out to the respective 401(k) plans). The Plan also was amended on January 1, 2008 to adopt the Internal Revenue Service Code Section 415(c)(3) definition of safe harbor compensation, provide for new safe harbor matching contributions, and add administrative employees currently participating in the Peoples Energy Corporation Employee Capital Accumulation Plan. The Plan was amended on May 1, 2008 and July 1, 2008 to include certain non-administrative employees who participate in the Peoples Energy Corporation Employee Thrift Plan.

    Eligibility — Former administrative employees of Peoples Energy became eligible to participate under this plan on January 1, 2008, as did certain administrative employees of other Integrys subsidiaries who had matches going to one of the Company's employee savings plans prior to that date (employees of Empire State, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation). Other employees of Integrys and its participating subsidiaries are generally eligible to participate in the Plan except for limited-term employees (unless limited-term employees work 1,000 hours and/or are participating in one of the Company's employee savings plans) and non-administrative employees (employees covered by a collective bargaining agreement) other than non-administrative employees of Local 310, International Union of Operating Engineers (AFL-CIO). Limited-term employees are defined under the Plan as employees of the Company or any affiliate who are hired for a limited period of time, such as temporary summer help or as a student employee who is scheduled to perform services during

summer or semester breaks. Non-administrative employees who are represented by Local 18007 of the Gas Workers Union, UWUA, AFL-CIO and Local 2285 of the International Brotherhood of Electrical Workers, AFL-CIO who were hired after May 1, 2008 and July 1, 2008, respectively, and who satisfy participation requirements in the Peoples Energy Corporation Employee Thrift Plan, became eligible to participate as of those dates as well.

Participant Accounts — Individual accounts are maintained for each of the Plan's participants to reflect the employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance bears to the total of all participant account balances.

Vesting — Participants are immediately vested in their accounts.

Employer Contributions — Contributions to the Plan on behalf of administrative employees and certain non-administrative employees are made in Integrys common stock with a value equal to a 100% match on the first 5% of eligible pay that each participant defers into the Wisconsin Public Service Corporation Administrative Employees' Savings Plan, the Peoples Energy Corporation Employee Capital Accumulation Plan (effective January 1, 2008), or the Peoples Energy Corporation Employee Thrift Plan (effective May 1, 2008 for GWU Local 18007 and July 1, 2008 for IBEW Local 2285). Prior to January 1, 2008, contributions to the Plan were equal to a 100% match on the first 4% and a 50% match on the next 2%. Such contributions totaled $11,233,222 and $6,637,284 for 2008 and 2007, respectively.

Company contributions to the Plan on behalf of eligible non-administrative employees, except as listed above, are based on 2% of a participant's gross pay, as defined. Also pursuant to a union contract with Local 310, the Company contributes to the Plan on behalf of eligible non-administrative employees who are members of Local 310 an additional 1.7% of a participant's base pay. Contributions for non-administrative employees totaled $2,573,569 and $2,482,615 for 2008 and 2007, respectively.

Investments Options — Contributions to the Plan are non-participant directed into Integrys common stock. Effective January 1, 2008, participants have the option to diversify into mutual funds and a common collective trust within the Plan on a quarterly basis. The mutual funds and common collective trust are managed by Wells Fargo, Fidelity, Neuberger Berman, AIM International, AllianceBernstein, Loomis Sayles, Vanguard, Artisan, Dodge & Cox, and American Funds.

Payment of Benefits — Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their account balance. Non-administrative participants may withdraw from their account shares that have been held at least 84 months. Administrative participants may withdraw from their account shares that were received prior to January 1, 2001, and held for at least 84 months. For administrative employees, shares received after January 1, 2001, may be withdrawn only upon termination or retirement.

Former employees may elect to receive distributions quarterly as described in the Plan document, or may defer distribution until the year they attain age 69. Participants who die, become disabled, retire, or otherwise terminate employment with the Company are entitled to distribution at the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the administrator, a lump-sum payment may be made to an alternate payee under such order at the next withdrawal opportunity. Fractional shares and balances diversified into mutual funds or the common collective trust are paid in cash. Amounts held in Integrys common stock are issued in full share certificates.

Dividend Distributions — Each eligible participant may elect, for dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant's account. Dividends are reinvested in the participant's account and are used to purchase additional shares of Integrys stock at the closing market price on the payment date of the dividend.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant's account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

Termination — Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant's interest in the Plan would be distributed to each participant or to each participant's beneficiary as prescribed by the Plan and the Code at the time of termination. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Investments in Integrys common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange at year end. Mutual fund investments are valued as determined by the Trustee by reference to published market data. The common collective trust fund (the Wells Fargo Stable Return Fund N4) is stated at fair value as determined by the issuer of the common collective trust based on the fair market value of the underlying investments. The underlying investments are then adjusted by the issuer to contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Wells Fargo Stable Return Fund N4 is a stable value fund that is a commingled pool within the Wells Fargo Stable Return Fund G for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Contributions Receivable — The Plan records employer contributions receivable when earned by the participants.

Operating Expenses — All expenses of maintaining the Plan are initially paid by the Company, with reimbursement from affiliates for their share of these expenses, and thus are not reflected in the Plan's financial statements. Such expenses paid by Integrys were $147,384 and $133,410 for the plan years ended December 31, 2008 and 2007, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no benefits payable as of December 31, 2008 and 2007.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, but primarily investments in shares of Integrys common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — The financial statements reflect the adoption of Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements*. FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Statement No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. There was not a material impact to the financial statements as a result of the adoption of FASB Statement No. 157.

3.   **INVESTMENTS**

The Plan is primarily invested in shares of Integrys common stock. These shares are held in a bank-administered trust fund. This is the only investment that represents 5% or more of the Plan's net assets. The values of shares held at December 31, 2008 and 2007, are as follows:

	2008	**2007**
Common stock of Integrys Energy Group, Inc., 2,512,278.33 shares at $42.98 per share and 2,330,113 shares at $51.69 per share, respectively*	$ 107,977,723	$ 120,443,541

The investment in Integrys common stock is nonparticipant directed.

*Party-in-interest

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2008	**2007**
Common stock of Integrys Energy Group, Inc.	$ (20,935,041)	$ (5,285,125)
Mutual funds	(275,198)	-
Common collective trust	9,393	-
Total	$ (21,200,846)	$ (5,285,125)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2008	2007
Net assets:		
Common stock of Integrys Energy Group, Inc.	$107,977,723	$120,443,541
Money market fund	2,338	1,907
Employer contribution receivable	892,711	437,443
Total	$108,872,772	$120,882,891

	Year Ended December 31, 2008
Changes in net assets:	
Contributions	$ 13,806,791
Dividend income	6,428,797
Interest income	644
Net depreciation	(20,935,041)
Distributions to participants	(8,761,554)
Dividend distributions	(389,080)
Transfers to participant-directed investments	(2,160,676)
Total	$(12,010,119)

5. FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008, Using			
	Level 1	Level 2	Level 3	Total
Common stock	$107,977,723	$ -	$ -	$107,977,723
Money market fund	2,338	-	-	2,338
Mutual funds	1,195,437	-	-	1,195,437
Common collective trust	-	657,243	-	657,243
	$109,175,498	$ 657,243	$ -	$109,832,741

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a money market fund and a common collective trust managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2008 and 2007, the Plan held 2,512,278.33 and 2,330,113 shares, respectively, of common stock of Integrys, the sponsoring employer, with a cost basis of $96,838,149 and $85,805,900, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $6,428,797 and $5,836,311, respectively, from investments in common stock of Integrys.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 5, 2003, that the Plan and related trust were designed in accordance with applicable regulations of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION TO FORM 5500

As of December 31, 2008, the Plan reported $36,784 of adjustments from fair value to contract value for fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts must be shown at fair value on Form 5500.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the year ended December 31, 2008, is as follows:

Statements of net assets available for benefits:	
Net assets available for benefits per financial statements	$ 110,762,236
Adjustment from contract value to fair value for fully benefit-responsive guaranteed investment contracts	(36,784)
Net assets available for benefits per Form 5500 — at fair value	$ 110,725,452
Statement of changes in net assets available for benefits:	
Decrease in net assets per the financial statements	$ (10,120,655)
Adjustment from contract value to fair value for fully benefit-responsive guaranteed investment contracts	(36,784)
Net loss per Form 5500	$ (10,157,439)

9. SUBSEQUENT EVENT

Effective April 19, 2009, all new non-administrative hires that belong to the International Brotherhood of Electrical Workers Local 510 automatically will be enrolled in the Wisconsin Public Service Corporation Non-Administrative Employees' Savings Plan (a defined contribution savings plan) in lieu of participation in the Company's defined benefit retirement plan and the Company's 100% employer match on the first 5% contributed by the employee to their respective 401(k) account will be made to this Plan.

* * * * * *

SUPPLEMENTAL SCHEDULES

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Nonparticipant directed:			
Integrys Energy Group, Inc.*	2,512,278.33 shares of common stock	$96,838,149	$107,977,723
Wells Fargo Short-Term Investment Money Market Fund*	2,338 shares	2,338	2,338
	Total nonparticipant directed	$96,840,487	$107,980,061
Participant directed:			
AIM International Growth Fund	Mutual fund		$ 109,798
AllianceBernstein International Value Fund	Mutual fund		76,090
American Funds Growth Fund of America	Mutual fund		115,231
Artisan Small Cap Fund	Mutual fund		24,502
Dodge & Cox Stock Fund	Mutual fund		145,739
Fidelity Balanced Fund	Mutual fund		121,918
Loomis Sayles Small Cap Value Fund	Mutual fund		109,477
Neuberger Berman Partners Fund	Mutual fund		54,771
Vanguard Total Stock Market Index Fund	Mutual fund		85,812
Vanguard Total Bond Market Index Fund	Mutual fund		116,558
Vanguard Target Retirement Fund	Mutual fund		18,696
Vanguard Target Retirement 2005 Fund	Mutual fund		17,429
Vanguard Target Retirement 2015 Fund	Mutual fund		151,244
Vanguard Target Retirement 2025 Fund	Mutual fund		8,942
Vanguard Target Retirement 2035 Fund	Mutual fund		34,285
Vanguard Target Retirement 2045 Fund	Mutual fund		4,945
Total mutual funds			1,195,437
Wells Fargo Stable Return Fund*	Common collective trust		657,243
Total participant directed			1,852,680
TOTAL INVESTMENTS			$109,832,741

* Indicates a party-in-interest

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

(a) Identity of Party involved	(b) Description of Asset (Include Interest Rate and Maturity In Case of a Loan)	(c) Purchase Price	(d) Selling Price	# of Transactions	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(l) Net Gain or Loss
SERIES IN SAME SECURITY								
Integrys Energy Group, Inc.	Common stock	$ 6,039,719		4			$6,039,719	
Integrys Energy Group, Inc.	Common stock		$ 3,245,779	10	$ 2,023	$2,510,995	$3,245,779	$ 734,784

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Wisconsin Public Service Corporation Employee Stock Ownership Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this __17th__ day of June 2009.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN ADMINISTRATOR

/s/ Diane L. Ford
Diane L. Ford
Member Plan Administrator Committee

/s/ William J. Guc
William J. Guc
Member Plan Administrator Committee

/s/ Bradley A. Johnson
Bradley A. Johnson
Member Plan Administrator Committee

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Member Plan Administrator Committee

/s/ William D. Laakso
William D. Laakso
Member Plan Administrator Committee

EXHIBIT INDEX

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Deloitte & Touche LLP	

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-158218, 333-140921, 333-140744, and 333-121971 on Form S-3, 333-136911 on Form S-4, and 333-150312, 333-150311, 333-140912, 333-63101, 333-71990, 333-71992, 333-81134, 333-93193, 333-127890, and 333-127889 on Form S-8 of Integrys Energy Group, and Registration Statement Nos. 333-151119 on Form S-3 and 333-127889-01, 333-71990-01, and 333-63101-01 on Form S-8 of Wisconsin Public Service Corporation of our report dated June 15, 2009, appearing in this Annual Report on Form 11-K of the Wisconsin Public Service Corporation Employee Stock Ownership Plan for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 15, 2009